Exhibit 99.1

INVESTOR CONTACT	MEDIA CONTACT
Chris Burns Ph. 800-252-3526 or David Marshall Ph. 353-1-709-4403	Mary Stutts Ph. 650-794-4403 or Niamh Lyons Ph. 353-1-553-3602

RENEE P. TANNENBAUM, PHARM.D. JOINS ELAN
AS EXECUTIVE VICE PRESIDENT AND CHIEF COMMERCIAL OFFICER

San Francisco, CA; New York, NY; Dublin, Ireland – May 29, 2009 – Elan Corporation, plc (NYSE: ELN) announced today that Renee P. Tannenbaum, PharmD, has joined the company as Executive Vice President and Chief Commercial Officer. Dr. Tannenbaum will be based at Elan’s South San Francisco campus and report to Elan President Carlos Paya, MD, PhD.

Elan CEO Kelly Martin said that Dr. Tannenbaum was joining the company at a special time, as Elan establishes itself as one of only a few companies to successfully integrate a robust biotechnology pipeline and comprehensive commercial capabilities. “To be successful in the commercial arena,” Mr. Martin said, “we need a leader with significant expertise in product launches, sales, marketing, managed markets, product development and commercialization, alliance management and leadership development. Of all the candidates we spoke with, Dr. Tannenbaum was unique in bringing demonstrated strengths in all these areas to the table.”

Dr. Tannenbaum will be responsible for ensuring that Elan delivers on the revenue expectations for its marketed products, particularly Tysabri; preparing for the commercialization of the company’s pipeline, including its Alzheimer’s portfolio; and strengthening the company’s overall commercial capabilities and commitment to strong performance. Elan’s Commercial Operations, Strategic Brand Management and Commercial Strategy teams will report to Dr. Tannenbaum, and she will become a member of the BioPharma Leadership Team, headed by Dr. Paya.

Dr. Paya said that the company planned for the role of a Chief Commercial Officer to grow and lead Elan’s commercial capabilities for some time. “Dr. Tannenbaum’s experience, strategic perspective and specific commercial expertise—both in the U.S. and internationally—precisely meet Elan’s needs today and moving forward,” Dr. Paya said. “Her new role reflects an enhanced level of responsibility for ensuring our commercial opportunities are fully realized.”

Dr. Tannenbaum joins Elan with more than 25 years of global pharmaceutical experience, most recently as Head of Global Commercial Operations for Novartis Pharma AG, a role she had held since joining the company three years ago.

Previously, Dr. Tannenbaum was with Bristol-Myers Squibb for nine years, in a range of executive commercial positions with increasing management and revenue-generation responsibility. These included: Vice President, Convatec, Americas; Vice President, Healthcare Channel Management, U.S. Pharmaceuticals; Regional Vice President of Sales, U.S. Primary

Care; Vice President, Marketing, Avapro and Avalide; and Vice President, Marketing and Sales Force Effectiveness, Worldwide Medicines Group.

Earlier in her career, Dr. Tannenbaum was with Merck-Medco Managed Care for three years, preceded by 10 years at Merck & Co., with positions of increasing responsibility in marketing, market research, managed care, sales and clinical research. She is also Adjunct Clinical Assistant Professor at Philadelphia College of Pharmacy & Sciences, a division of University of the Sciences in Philadelphia (since 1981).

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

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